SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of March 2013
Commission File Number: 001-06439
SONY CORPORATION
(Translation of registrant’s name into English)
7-1, KONAN 1-CHOME, MINATO-KU, TOKYO 108-0075, JAPAN
(Address of principal executive offices)
The registrant files annual reports under cover of Form 20-F.
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes  ☐   No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

 March 29, 2013
Olympus Corporation
Sony Corporation

Update on the Status for Establishment of Medical Business Venture Company between Olympus and Sony

Olympus Corporation (“Olympus”) and Sony Corporation (“Sony”) today updated the status of the medical business venture company (the “medical business venture”) that has been the subject of discussions between the two parties, and which will be established in accordance with the business alliance agreement executed on September 28, 2012.

Olympus and Sony announced in the press release “Update on the Status for Establishment of Medical Business Venture Company between Olympus and Sony” dated December 21, 2012 that the companies aimed to establish the medical business venture by April 1, 2013, subject to customary closing conditions, including the receipt of any necessary regulatory approvals.  The examination by the relevant authority is taking longer than expected, but we understand the examination process is currently in its final stage.  Olympus and Sony expect to announce establishment of the medical business venture promptly after the establishment date is fixed.

Olympus and Sony continue to work together with the goal of creating ground-breaking products and solutions by combining their respective technologies and know-how through the medical business venture.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION (Registrant)
By:	/s/ Masaru Kato
(Signature) Masaru Kato Executive Vice President and Chief Financial Officer

March 29, 2013